Computershare
Date: 07/04/2009	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: RUBICON MINERALS CORPORATION

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	05/05/2009
Record Date for Voting (if applicable) :	05/05/2009
Meeting Date :	10/06/2009
Meeting Location (if available) :	Toronto, ON
Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	05/05/2009
Record Date for Voting (if applicable) :	05/05/2009
Meeting Date :	10/06/2009
Meeting Location (if available) :	Toronto, ON

Voting Security Details:

Description
CUSIP Number
ISIN
COMMON
780911103
CA7809111031
Description	CUSIP Number	ISIN
COMMON	780911103	CA7809111031

Sincerely,
Computershare Trust Company of Canada/
Computershare Investor Services Inc.
Agent for RUBICON MINERALS CORPORATION